SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30186; File No. 812-13990]

Pruco Life Insurance Company, et al; Notice of Application

August 29, 2012

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of application for an order approving the substitution of certain securities pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act") and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act.

Applicants: Pruco Life Insurance Company ("Pruco Life"), Pruco Life Flexible Premium Variable Annuity Account ("Pruco Life Variable Annuity Account"), Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), Pruco Life of New Jersey Flexible Premium Variable Annuity Account ("PLNJ Variable Annuity Account"), Prudential Annuities Life Assurance Corporation ("Prudential Annuities"), Prudential Annuities Life Assurance Corporation Variable Account B ("Variable Account B"), Allstate Life Insurance Company ("Allstate Life"), Allstate Financial Advisors Separate Account I ("Separate Account I"), Allstate Life Insurance Company of New York ("Allstate New York" and collectively with Pruco Life, Pruco Life of New Jersey, Prudential Annuities and Allstate Life, the "Insurance Companies"), Allstate Life of New York Separate Account A ("Separate Account A" and collectively with Pruco Life Variable Annuity Account, PLNJ Variable Annuity Account, Variable Account B and Separate Account I, the "Separate Accounts"), and Advanced Series Trust ("AST"). The Insurance Companies and the Separate Accounts are referred to herein collectively as the "Substitution Applicants." Pruco Life, Pruco Life of New Jersey and

Prudential Annuities are also referred to herein as the "Prudential Insurance Companies." The Prudential Insurance Companies, Pruco Life Variable Annuity Account, PLNJ Variable Annuity Account, Variable Account B and AST are collectively referred to as the "Section 17 Applicants."

Summary of Application: The Substitution Applicants seek an order pursuant to Section 26(c) of the 1940 Act, approving the substitution of shares of the AST Franklin Templeton Founding Funds Allocation Portfolio (the "Replacement Fund") for shares of the Franklin Templeton VIP Founding Funds Allocation Fund, a series of Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton VIP Trust") (the "Existing Fund"), held by the Separate Accounts to fund certain individual variable annuity contracts (collectively, the "Contracts") issued by the Insurance Companies. The Section 17 Applicants seek an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the substitution.

Filing Date: The application was filed on December 9, 2011, and the amended and restated application was filed on August 23, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 19, 2012, and should be accompanied by proof of service on the applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

<u>Addresses</u>: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090.   Applicants: Pruco Life Insurance Company, Pruco Life Flexible Premium Variable Annuity Account, Pruco Life Insurance Company of New Jersey and Pruco Life of New Jersey Flexible Premium Variable Annuity Account, 751 Broad Street, Newark, NJ 07102; Prudential Annuities Life Assurance Corporation and Prudential Annuities Life Assurance Corporation Variable Account B, One Corporate Drive, Shelton, CT 06484; Advanced Series Trust, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102; Allstate Life Insurance Company and Allstate Financial Advisors Separate Account I, 3100 Sanders Road, Northbrook, IL 60062; Allstate Life Insurance Company of New York and Allstate Life of New York Separate Account A, 100 Motor Parkway, Suite 132, Hauppauge, New York 11788.

<u>For Further Information Contact</u>: Sally Samuel, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Insurance Companies, on their own behalf and on behalf of their respective separate accounts, propose to substitute shares of the Replacement Fund for shares of the Existing Fund held by the Separate Accounts to fund the Contracts. The Separate Accounts own only Class 4 shares of the Existing Fund.

2.   Pruco Life is the depositor and sponsor of Pruco Life Variable Annuity Account. Pruco Life of New Jersey is the depositor and sponsor of PLNJ Variable Annuity Account.

Prudential Annuities is the depositor and sponsor of Variable Account B. Allstate Life is the depositor and sponsor of Separate Account I. Allstate New York is the depositor and sponsor of Separate Account A.

3.   On June 1, 2006, Allstate Life and Allstate New York entered into an agreement with Prudential Financial, Inc ("Prudential Financial"). and its subsidiary, The Prudential Insurance Company of North America ("Prudential"), pursuant to which Allstate Life and Allstate New York sold, through a combination of coinsurance and modified coinsurance reinsurance, substantially all of their variable annuity business. Allstate Life and Allstate New York also have entered into an administrative services agreement pursuant to which Prudential or an affiliate administers Separate Account I and Separate Account A.

4.   Each of Pruco Life Variable Annuity Account, PLNJ Variable Annuity Account, Variable Account B, Separate Account 1 and Separate Account A is a "separate account" as defined by Rule 0-1(e) under the Act and each is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933. The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts.

5.   AST and Franklin Templeton VIP Trust are registered open-end management investment companies of the series type (File Number 033-24962 and 033-23493, respectively).

6.   Franklin Templeton Services, LLC ("Existing Fund Administrator") serves as the administrator to the Existing Fund. Prudential Investments LLC and AST Investment Services, Inc. (together, the "Investment Managers") serve as the co-investment managers of the Replacement Fund. Franklin Advisers, Inc. ("Franklin Advisers"), Franklin Mutual Advisers, LLC ("Franklin Mutual"), and Templeton Global Advisors Limited ("Templeton Global") serve

as subadvisers to the Replacement Fund and are affiliates of the Existing Fund Administrator. Franklin Advisers, Franklin Mutual, and Templeton Global are collectively referred to as the "FT Subadvisers."

7.   The substitution will replace an investment option (i.e., the Existing Fund) administered by an entity (i.e., Franklin Templeton Services, LLC) that is not affiliated with the Substitution Applicants as of the date hereof (other than by way of certain of the Substitution Applicants owning more than 5% of the shares of the Existing Fund) with an investment option (i.e., the Replacement Fund) that is managed by investment managers (i.e., Prudential Investments LLC and AST Investment Services, Inc.) that are affiliated with the Prudential Insurance Companies. The Investment Managers may hire and replace unaffiliated subadvisers with the approval of AST's Board of Trustees. Pursuant to an exemptive order issued to a predecessor Prudential Financial investment adviser, Inv. Co. Rel. No. 22215 (Sept.11,1996), (the "Multi-Manager Order"), the Investment Managers are authorized to enter into and amend sub-advisory agreements without shareholder approval under certain conditions. However, Substitution Applicants and AST represent that the Replacement Fund will not change a subadviser, add a new subadviser, or otherwise rely on the Multi-Manager Order without first obtaining shareholder approval of the change in subadviser, the new subadviser, or the Replacement Fund's ability to add or to replace a subadviser in reliance on the Multi-Manager Order at an AST shareholder meeting, the record date for which shall be after the proposed substitution has been effected. In addition, prior to the substitution, the Substitution Applicants state that each Contract owner will have been provided with the Replacement Fund prospectus describing the existence, substance and effect of the Multi-Manager order.

8.   The Contracts are individual and group flexible premium variable, variable with fixed

options and variable with fixed and market value adjusted fixed options contracts.   The

Contracts permit the Insurance Companies to substitute shares of one fund with shares of

another, including a fund of a different registered investment company. The prospectuses for the

Contracts and the Separate Accounts contain disclosures of this right. The Contracts which offer

the Existing Fund securities are registered in the Form N-4 Registration Statements listed in

footnotes 1 through 5 of the application.

9.   The Existing Fund is a "fund of funds" meaning that it seeks to achieve its investment

goal by investing its assets in a combination of Class 1 shares of the Franklin Income Securities

Fund ("Franklin Income") ($33^{1/3}$%), Mutual Shares Securities Fund ("Mutual Shares") ($33^{1/3}$%),

and Templeton Growth Securities Fund ("Templeton Growth," and collectively with Franklin

Income and Mutual Shares, the "Underlying FT Funds").   Franklin Income is managed by

Franklin Advisers, Mutual Shares is managed by Franklin Mutual, and Templeton Growth is

managed by Templeton Global. The Existing Fund makes equal allocations to each of the

Underlying FT Funds on a fixed percentage basis.   Although the Replacement Fund will not

operate as a "fund of funds" like the Existing Fund, its overall investment strategy will be

substantially identical to that of the Existing Fund. Franklin Income, Franklin Mutual, and

Templeton Global serve as subadvisers to the Replacement Fund.   Each FT Subadviser handles

the day-to-day investment management of approximately $33^{1/3}$% of the Replacement Fund's

assets based upon the application of the specific investment strategy that it uses in connection

with the corresponding Underlying FT Fund.   Like the Existing Fund, the percentage of

Replacement Fund assets that is allocated to each investment strategy will be monitored and

those allocations will be rebalanced when they are more than 3% above or below the goal of equal allocations to each of the three investment strategies. A comparison of the investing

strategies and risks of the Existing Fund and the Replacement Fund is included in the

application. The following table compares the fees and expenses of the Existing Fund and the

Replacement Fund as of December 31, 2011.[1]

	Existing Fund (Class 4)	Replacement Fund
Management fees	None	0.95%
Distribution and service (12b-1) fees	0.35%	None
Other Expenses	0.11%	0.16%
Acquired fund fees and expenses	0.65%	---
Total annual Fund operating expenses	1.11%	1.11%
Fee waiver and/or expense reimbursement	-0.01%	-0.03%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	**1.10%**	**1.08%**

10.   The Existing Fund does not pay a management fee but as a shareholder in the underlying

funds, indirectly bears its proportionate share of any management fees and other expenses paid

by the underlying funds. The management fees of each of the underlying funds, based on each

underlying fund's average net assets for the fiscal year ended December 31, 2011, are: Franklin

Income Securities Fund: 0.45%; Mutual Shares Securities Fund: 0.60%; and Templeton Growth

Securities Fund: 0.74%.

11.   The Substitution Applicants state that the substitutions are expected to benefit Contract

owners in a number of ways. The Replacement Fund is a new series of AST, and thus the

Replacement Fund is part of the Prudential Annuity family of funds. As such, the Insurance

---

[1] The Replacement Fund has no assets and has not yet commenced operations as of the date hereof. The estimated fees and expenses of the Replacement Fund are, however, based in part on assumed average daily net assets of approximately $2.4 billion for the Replacement Fund (i.e., the approximate amount of net assets that would have been acquired from the Existing Fund had the substitution been completed as of December 31, 2011) for the fiscal period ending December 31, 2012.

Companies generally expect to learn of any changes affecting the Replacement Fund well in advance of their effectiveness, thereby allowing the Insurance Companies to use the most efficient and least costly means to administer such changes (e.g., by including the changes in other routine filings and planned mailings to contract owners). The Insurance Companies believe that Contract owners will benefit from this streamlining as the Insurance Companies enhance their communication efforts to contract owners and sales representatives regarding investment options. Further, since the Replacement Fund is part of the Prudential Annuity family of funds, the Investment Managers will provide rigorous oversight and monitoring of the Replacement Fund's investment performance and its compliance with investment objectives, policies and restrictions. In addition, the Replacement Fund unlike the Existing Fund is not a "fund of funds" and therefore can generally operate with more flexibility. As described in more detail in the application, a portion of the assets attributable to each of the three investment strategies used in connection with the Replacement Fund will be invested in certain types of derivatives and short-term instruments to help maintain adequate portfolio liquidity. Such investments will provide for more effective and efficient fund management and operation during times of market volatility than the current fund-of-funds structure. Further, the Replacement Fund, as a series of AST, will have access to the Prudential Financial fund complex's credit facility which will also serve to potentially create efficiencies and cause less disruption to the orderly investment management of the Replacement Fund in times of market volatility and increased redemption activity. The Insurance Companies will also realize the benefit of reduced production and mailing expenses with respect to the prospectus, given that the Replacement Fund will be a series of AST with all disclosures concerning the Replacement Fund being included in the combined AST prospectus. Contract owners will benefit from consolidated and consistent fund disclosure. The Insurance Company Applicants believe that the Replacement

Fund represents the best available match, consistent with the goal of providing Contract owners

with a substitute investment option offering a lower expense ratio than the expense ratio of the

Existing Fund.   Further, Contract owners will be allowed a free transfer out of the Existing Fund

(before the substitution) or out of the Replacement Fund (after the substitution) to any other

investment option available under the applicable Contract; therefore any Contract owner will be

able, without charge, to switch to another investment option.

12.   For these reasons and the reasons discussed below, the Substitution Applicants believe

that substituting the Replacement Fund for the Existing Fund is appropriate and in the best

interest of Contract owners. Because the Existing Fund does not have an investment manager, it

does not directly pay any investment management fees. The Existing Fund does, however,

indirectly pay investment management fees in connection with its investments in the Underlying

FT Funds.   In addition, as shown in more detail in the application, the estimated total operating

expense ratio for the Replacement Fund will be lower than the net expense ratio for Class 4

shares of the Existing Fund as set forth in its current prospectus. There will be no increase in

Contract fees and expenses, including mortality and expense risk fees and administration and

distribution fees charged to the Separate Accounts as a result of the substitutions. The

Substitution Applicants believe that the Replacement Fund has an investment objective, policies

and a risk profile that are substantially the same as the Existing Fund, thus making the

Replacement Fund an appropriate candidate as a substitute. In addition, after the substitutions,

neither the Investment Managers nor any of their affiliates will receive compensation from the

charges to the Separate Accounts related to the Contracts or from revenue sharing from the

Replacement Funds in excess of the compensation currently received from the administrator or distributors of the Existing Fund.

13.   By a supplement to the prospectuses for the Contracts and the Separate Accounts each Insurance Company has notified all owners of the Contracts affected by the substitutions of its intention to take the necessary actions, including seeking the order requested by the application, to substitute shares of the funds as described herein. The supplement advised Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) permitted without a transfer charge. The supplement informed Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed substitution. The supplement also informed Contract owners that for at least 30 days following the proposed substitution, the Insurance Companies will permit Contract owners affected by the substitution to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

14.   The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner's Contract value or death benefit or in the dollar value of his or her investment in the Separate Accounts.

15.   The substitution will be effected by a combination of in-kind and cash transactions. It is anticipated that the majority of the transactions will be effected in-kind, with the remainder being effected in cash. With respect to in-kind transactions, it is intended that, after receipt of the Insurance Companies' redemption request, the Existing Fund will redeem shares it holds in the FT Underlying Funds, which request will be fulfilled by the FT Underlying Funds primarily in the form of underlying securities. The Existing Fund will then fulfill the Insurance Companies' redemption request with these in-kind securities received from the FT Underlying Funds. These in-kind securities will then be contributed to the Replacement Fund to purchase shares of that Fund. All in-kind redemptions from the Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999).   To the extent that the redemption request cannot be completed wholly through in-kind securities, the remainder of the substitution will be effected through the Insurance Companies' redeeming shares of the Existing Fund for cash and using the cash to purchase shares of the Replacement Fund.

16.   Contract owners will not incur any fees or charges as a result of the proposed substitution, nor will their rights or Insurance Company's obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed substitution, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitution will not impose any tax liability on Contract owners. The proposed substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitution than before the proposed substitution. No fees will be charged on the transfers made at the time

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of the proposed substitution because the proposed substitution will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

17.   In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitution is completed, Contract owners will be sent a written notice informing them that the substitution was carried out and that they may make one transfer of any Contract value invested in the Replacement Fund sub-account on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among sub-accounts or from the variable account options to the fixed account options. The notice will also reiterate that (other than with respect to "market timing" activity) the Insurance Companies will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed substitution. The Insurance Companies will also send each Contract owner a current prospectus for the Replacement Fund to the extent that they have not previously received a copy. Each Insurance Company also is seeking approval of the proposed substitution from any state insurance regulators whose approval may be necessary or appropriate.

Legal Analysis and Conditions:

Section 26(c) Relief:

1.   The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitution. Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust.

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2.   The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain disclosure of this right. The Replacement Fund is anticipated to have a lower total expense ratio than the Existing Fund. The Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Substitution Applicants believe that the FT Subadvisers will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund through their equal investments in the Underlying FT Funds because the Underlying FT Funds are managed by the same entities.

3.   The proposed substitution is not of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract or cash values into other sub-accounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed substitution, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent. The proposed substitution also is unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by an insurance company under their Contract as well as numerous other rights and privileges set forth in the Contract.

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4.   The Substitution Applicants and AST agree that for the two year period commencing on the date of the substitution the total annual Fund operating expenses of the Replacement Fund (net of reimbursement and waivers) will be capped at a level equal to the Existing Fund's total annual Fund operating expenses (net of reimbursement and waivers) of 1.10% of average daily net assets. In addition, the Substitution Applicants and AST have agreed to permanently cap the management fee of the Replacement Fund at .95% of average daily net assets.

5.   The Substitution Applicants submit that the proposed substitution meets the standards set forth in Section 26(c) and assert that the replacement of the Existing Fund with the Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the l940 Act.

Section 17(b) Relief:

1.   The Section 17 Applicants request an order under Section 17(b) of the Act exempting them from the provisions of Section 17(a) to the extent necessary to permit the Prudential Insurance Companies to carry out the proposed substitution as described herein.

2.   Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

3.   Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Prudential Insurance Companies and their affiliates collectively own of record substantially all of the shares of each of the various series of AST (and will also own such with respect to the Replacement Fund upon its commencement of operations). Therefore,

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AST and each of its respective series could be deemed to be under the control of the Prudential

Insurance Companies for purposes of the Act, notwithstanding the fact that Contract owners may

be considered the beneficial owners of those shares held in the Separate Accounts for certain

purposes. If AST and each of its respective series are deemed to be under the control of the

Prudential Insurance Companies for purposes of the Act, then each Prudential Insurance

Company could be deemed to be an affiliated person of AST and each of its respective series

within the meaning of Section 2(a)(3) of the Act. Likewise if the Prudential Insurance

Companies are deemed to control AST and each of its respective series for purposes of the Act,

then AST and each of its respective series, could be deemed to be affiliated persons of the

Prudential Insurance Companies within the meaning of Section 2(a)(3) of the Act. Regardless

of whether or not the Prudential Insurance Companies are considered to control AST and each of

its respective series within the meaning of Section 2(a)(9) of the Act, because the Prudential

Insurance Companies own of record more than 5% of the shares of each series of AST, the

Prudential Insurance Companies could be deemed to be affiliated persons of AST and each of its

respective series within the meaning of Section 2(a)(3) of the Act. Notwithstanding the

foregoing, because the Prudential Insurance Companies and the Investment Managers are under

the common control of Prudential Financial, the Prudential Insurance Companies could be

deemed to be affiliated persons of an affiliated person (i.e., the Investment Managers) of a

registered investment company (i.e., AST and each of its respective series) for purposes of

Section 17(a) of the Act   Because the substitution may be effected, in whole or in part, by

means of in-kind redemptions of shares of the Existing Fund and in-kind purchases of shares of

the Replacement Fund, the substitution may be deemed to involve one or more purchases or sales

of securities or property between affiliated persons. The proposed transactions could be deemed to involve the transfer of portfolio securities held by the Underlying FT Funds through the Existing Fund to the Prudential Insurance Companies and the simultaneous purchase by the Prudential Insurance Companies of shares of the Replacement Fund using such portfolio securities as consideration. As a practical matter, the custodian for the Replacement Fund will receive such transferred assets from the custodians for the Existing Fund and Underlying FT Funds. Accordingly, as the Prudential Insurance Companies and the Existing Fund, and the Prudential Insurance Companies and the Replacement Fund, could be viewed as first-tier or second-tier affiliates of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a) of the Act. As a result, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this application for the in-kind purchases of Replacement Fund shares by the Prudential Insurance Companies and the in-kind sales of Replacement Fund shares to the Prudential Insurance Companies.

4.   The Section 17 Applicants submit that for all the reasons stated in the application, the terms of the proposed in-kind purchases of shares of the Replacement Fund by the Prudential Insurance Companies, including the consideration to be paid and received, as described in this application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Prudential Insurance Companies of Replacement Fund shares are consistent with the policies of AST and the Replacement Fund as recited in their current registration statements and reports filed under the Act. Finally, the Section 17 Applicants submit that the proposed substitution is consistent with the general purposes of the Act. To the extent that the in-kind purchases by the Prudential Insurance Companies of the Replacement Fund's shares are deemed to involve

principal transactions among first-tier or second-tier affiliates for purposes of Section 17(a) of the Act, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each fund involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The one condition of Rule 17a-7 that the Section 17 Applicants will not comply with is the condition requiring that the transaction be a purchase or sale for no consideration other than cash payment against prompt delivery of a security for which market quotations are readily available. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitution. The fees and charges under the Contracts will not increase because of the substitution. Even though the Separate Accounts, the Prudential Insurance Companies, and AST may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons. The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply with all but one of the conditions of the Rule as described above, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

5.   The board of AST has adopted procedures, as required by paragraph (e) (1) of Rule 17a-7 under the Act, pursuant to which the Replacement Fund may purchase and sell securities to and from its affiliates. The board of AST will conduct its review of the transactions in the same manner that it normally would follow in accordance with Rule 17a-7 under the Act. The Section 17 Applicants will carry out the proposed Prudential Insurance Companies' in-kind purchases in conformity with all of the conditions of Rule 17a-7 and AST's procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed substitution will be such as to offer the same degree of protection to the Replacement Fund from overreaching that Rule 17a-7 provides to it generally in connection with its purchase and sale of securities under that Rule in the ordinary course of its business. In particular, the Prudential Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to the Replacement Fund.   Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in-kind purchase transactions.

6.   The sale of shares of the Replacement Fund for investment securities, as contemplated by the proposed Prudential Insurance Companies' in-kind purchases, is consistent with the investment policies and restrictions of the Replacement Fund because (1) the shares are sold at their net asset value, (2) each of the FT Subadvisers also serves as the investment manager for

the relevant Underlying FT Fund, (3) each of the FT Subadvisers will implement the same investment strategy for the Replacement Fund that it uses to manage the corresponding Underlying FT Fund, and (4) the assets of the Replacement Fund will be equally divided among the three relevant investment strategies in exactly the same manner as the Existing Fund equally divides its assets among the three Underlying FT Funds. The portfolio securities are of the type and quality that the Replacement Fund would have acquired with the proceeds from the sale of shares of the Existing Fund had the shares of the Existing Fund been sold for cash. To assure that this condition is met, as applicable, the Investment Managers and the subadvisers for the Replacement Fund will examine the portfolio securities being offered to the Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

Conclusion:

For the reasons and upon the facts set forth above and in the application, the Substitution Applicants and the Section 17 Applicants believe that the requested orders meet the standards set forth in Section 26(c) of the Act and Section 17(b) of the Act, respectively, and should therefore, be granted.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary